Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

07024305

Brambles

1 June 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CW 00027839}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

31 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027837}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	135,903,551	700,000
		LSE	1,211,033	0
		Total	**137,114,584**	**700,000**
4	Total consideration paid or payable for the shares	ASX	$1,812,927,743	$9,039,590
		LSE	£6,714,040	£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.10	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3050	lowest price paid:	$12.84	na
	date:	11-Dec-06	25-May-07			
				highest price allowed under rule 7.33:	$13.65	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 31/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027822}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	135,745,555	157,996
		LSE	1,211,033	0
		Total	**136,956,588**	**157,996**
4	Total consideration paid or payable for the shares	ASX	$1,810,891,238	$2,036,505
		LSE	£6,714,040	£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$12.97	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3050	lowest price paid:	$12.82	na
	date:	11-Dec-06	25-May-07			
				highest price allowed under rule 7.33:	$13.65	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027791}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 135,106,722 LSE 1,211,033 **Total 136,317,755**	638,833 0 **638,833**
4	Total consideration paid or payable for the shares	ASX $1,802,663,772 LSE £6,714,040	$8,227,466 £0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.01	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3050	lowest price paid:	$12.79	na
	date:	11-Dec-06	25-May-07			
				highest price allowed under rule 7.33:	$13.73	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 64,835 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	64,835
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027742}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,740 @ $5.63 per share 8,711 @ $6.09 per share 1,282 @ $8.20 per share 51,102 @ $10.41 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,421,353,759	Ordinary fully paid shares

{SLM 00027742}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,152,423	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00027742}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00027742}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 May 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00027742}

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

Change of Director's Interest Notice

In accordance with ASX Listing Rules 3.19A.2, we attach a Change of Director's Interest Notice detailing the change in interest in the securities of Brambles Limited for Mr M F Ihlein.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027737}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	**89 118 896 021**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	4 DECEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 MAY 2007
No. of securities held prior to change	12,000 ordinary shares held by Mr M F Ihlein 90,000 ordinary shares held by Ihlein Family Super Fund
Class	Ordinary shares
Number acquired	25,000 ordinary shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$12.904 per share
No. of securities held after change	12,000 ordinary shares held by Mr M F Ihlein 115,000 ordinary shares held by Ihlein Family Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027719}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	134,162,062	944,660
		LSE	1,208,890	2,143
		Total	**135,370,952**	**946,803**
4	Total consideration paid or payable for the shares	ASX	$1,790,471,990	$12,191,782
		LSE	£6,702,666	£11,374

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$12.96	£5.3100
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$12.87	£5.3050
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.80	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 276,615 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	276,615
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027712}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	76,157 @ $0.00 per share 100,229 @ $5.60 per share 100,229 @ $7.08 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,421,646,548	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,217,258	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00027712}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00027712}

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 May 2007
(Company Secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached a Change to company details form 484 advising of the cancellation of 15,698,999 Brambles Limited shares pursuant to the buy-back of shares carried out on the ASX and LSE on the following dates:

Date	Number of Shares	Date	Number of Shares
18.04.2007	1,971,773	04.05.2007	537,734
19.04.2007	2,715,438	07.05.2007	470,000
23.04.2007	3,200,000	08.05.2007	510,825
24.04.2007	1,107,984	08.05.2007	10,408
24.04.2007	2,345	09.05.2007	196,484
26.04.2007	1,410,871	09.05.2007	9,920
27.04.2007	1,226,228	10.05.2007	100,000
27.04.2007	2,247	10.05.2007	15,734
01.05.2007	950,000	11.05.2007	169,973
02.05.2007	515,075	11.05.2007	1,738
02.05.2007	6,476	14.05.2007	17,746
03.05.2007	550,000		

This form was lodged with ASIC on 21 May 2007.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{LJC 00027709}

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
18/05/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	See details of	
	cancelled shares	
	on Annexure	
	marked "A"	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

2 3 / 0 4 / 0 7
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 18/05/2007

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	1,971,773	27,057,852.17
ORD	2,715,438	36,842,791.24
ORD	3,200,000	42,639,360.00
ORD	1,107,984	14,725,882.95
ORD	2,345	31,627.02
ORD	1,410,871	18,807,192.60
ORD	1,226,228	16,324,160.25
ORD	2,247	30,538.22
ORD	950,000	12,435,975.00
ORD	515,075	6,774,729.97
ORD	6,476	84,819.65
ORD	550,000	7,258,900.00
ORD	537,734	7,081,042.63
ORD	470,000	6,194,365.00
ORD	510,825	6,704,220.55
ORD	10,408	136,392.79
ORD	196,484	2,595,750.12
ORD	9,920	131,803.88
ORD	100,000	1,341,050.00
ORD	15,734	212,102.64
ORD	169,973	2,283,723.23
ORD	1,738	23,637.35
ORD	17,746	241,168.14

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 May 2007

SEC MAIL PROCESSING
RECEIVED
JUN 05 2007
WASH., D.C.
186 SECTION

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027693}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	133,393,032	769,030
		LSE	1,208,890	0
		Total	**134,601,922**	**769,030**
4	Total consideration paid or payable for the shares	ASX	$1,780,373,703	$10,098,287
		LSE	£6,702,666	£0

	Before previous day	Previous day

5 If buy-back is an on-market buy-back

	ASX	LSE		ASX	LSE
highest price paid:	$13.87	£5.7400	highest price paid:	$13.17	na
date:	23-Feb-07	10-Apr-07			
lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.10	na
date:	11-Dec-06	14-Mar-07	highest price allowed under rule 7.33:	$13.95	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027682}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	132,761,617	631,415
		LSE	1,204,799	4,091
		Total	**133,966,416**	**635,506**
4	Total consideration paid or payable for the shares	ASX	$1,772,073,753	$8,299,950
		LSE	£6,680,370	£22,296

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.25	£5.4500
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.08	£5.4500
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.04	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 56,994 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027679}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,994
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	59,994 @ $7.08 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,423,422,916	Ordinary fully paid shares

{SLM 00027679}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,582,747	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00027679}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00027679}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 May 2007
(Company Secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00027679}

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	132,211,617	550,000
		LSE	1,201,975	2,824
		Total	**133,413,592**	**552,824**
4	Total consideration paid or payable for the shares	ASX	$1,764,789,773	$7,283,980
		LSE	£6,664,862	£15,507

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.28	£5.4950
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.20	£5.4850
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.12	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027655}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	131,821,617	390,000
		LSE	1,185,746	16,229
		Total	**133,007,363**	**406,229**
4	Total consideration paid or payable for the shares	ASX	$1,759,612,523	$5,177,250
		LSE	£6,575,413	£89,450

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.37	£5.5200
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.23	£5.5000
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.15	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/5/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 38,542 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027648}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,542
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027648}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,740 @ $5.63 per share 2,564 @ $8.20 per share 32,238 @ $10.41 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,424,482,922	Ordinary fully paid shares

{SLM 00027648}

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,639,741	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 May 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027638}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	131,067,977	753,640
		LSE	1,171,290	14,456
		Total	**132,239,267**	**768,096**
4	Total consideration paid or payable for the shares	ASX	$1,749,560,623	$10,051,900
		LSE	£6,494,604	£80,809

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.48	£5.5900
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.24	£5.5900
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.18	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 May 2007

SEC MAIL PROCESSING
RECEIVED
JUN 05 2007
WASH, D.C.
186 SECTION

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027624}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	129,997,977	1,070,000
		LSE	1,154,070	17,220
		Total	**131,152,047**	**1,087,220**
4	Total consideration paid or payable for the shares	ASX	$1,735,137,237	$14,423,386
		LSE	£6,398,080	£96,523

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.50	£5.6250
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.43	£5.5850
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.15	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	129,947,977	50,000
		LSE	1,154,070	0
		Total	**131,102,047**	**50,000**
4	Total consideration paid or payable for the shares	ASX	$1,734,460,007	$677,230
		LSE	£6,398,080	£0

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.57	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.52	na
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.08	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/5/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

BRAMBLES – PRESENTATIONS TO ANALYSTS AND FUND MANAGERS - SYDNEY

Attached are presentations to be delivered by Mr Dave Mezzanotte, Chief Operating Officer CHEP, Mr Howard Wigham, President, CHEP Asia Pacific and Mr Mark Wesley, President, Recall Australasia to analysts and fund managers during visits to CHEP and Recall facilities in Sydney today.

The presentations do not include any new material information and will be available on Brambles website at www.brambles.com.

Yours faithfully
Brambles Industries Limited

C A van der Laan de Vries
Company Secretary

Brambles is globally headquartered in Australia

For further information

Australia
Investor

John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 407 436 711 (mobile)

Media

Michael Sharp, Vice President, Corporate Affairs	+61 (0) 2 9256 5255 +61 (0) 439 470 145 (mobile)

UK
Investor

Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Media

Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

{EXT 00027593}

Perfect Plant Briefing
Erskine Park Tour

15 May 2007

CHEP

Brambles

Agenda

• Welcome and safety induction	Howard Wigham President CHEP Asia Pacific
• Perfect Plant initiatives & Network optimisation	Dave Mezzanotte Chief Operating Officer, CHEP
• Erskine Park	
- Overview	Howard Wigham Marianne Plumb Vice President, Operations CHEP Asia Pacific
- Safety briefing & plant tour	Erskine Park Team

Welcome and safety induction

- Welcome to Erskine Park
- You have entered a **ZERØHARM** site
- CHEP Erskine Park safety statistics:
  - 0 Lost Time Incidents
  - Striving to be 100% Zero Harm, Everyday…
- In the event of an evacuation, follow the directions of your host
  - The meeting point is at the main gate entry to the car park

Perfect Plant initiatives & Network optimisation

Process technology roadmap

10/10

7/10

0/10

STARTING POINT
- Many different approaches
- Very limited automation
- Productivity varies widely
- Lack of process control and reliability

GENERATION I
- Fully Integrated layout & equipment
- High Speed - Belt driven laser ADI inspection
- Optimized 3-tier conveyor design
- Semi automated board removal
- Auto Raised nail detection

GENERATION II
- Fully automated element removal
- Semi-automated element replacement
- Auto stenciling
- Full integration of plant & business information systems

GENERATION X
- Fully automated element removal & replacement with ADI integration
- Automated truck loading & unloading systems
- Unmanned, fully automated Plant

Perfect Plants by Region*


CA - 1
EUROPE - 11
US - 3
LATAM - 1
AFRICA- 3
AP - 1

* As at 31 December 2006

Process technology progress


20 Perfect Plants (not counting TPM locations)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Automatic Infeed
3-Tier Conveyor
Integrated Layout & Equipment
Automatic Painting
Automatic Inspection (running or pending)
Semi-Automated Board Removal
Auto Raised Nail Repair
Auto Stencilling
Fully Automated Element Removal
Semi-Automated Element Relacement
Integrated Plant and Business Info Systems
Fully Automated Element Remove & Replace
Automated Truck Loading & Unloading
Unmanned, Fully Automated Plant
Generation I
Gen II
Gen X

Network optimisation

- Objective is to deliver lowest Total Supply Chain cost to CHEP
  - Minimise (Transportation Costs + Plant Costs)
- Use of Manugistics to lower average haulage distance
- Progressively reconfigure network
  - Reflecting changes in pallet flows of existing/new customers
- Shift toward smaller plants to reduce haulage distances
- "Mini" Perfect Plants located at customer sites
  - Sorting module installed on customer sites
  - CHEP integral to customers' supply chain management

Summary – Perfect Plant Initiatives

- Guidance on projected cost benefits remains intact
  - US$100 million over 3-5 years
- Deployment continues to evolve with network configuration
- GEN II plant delivers substantial technological advance
  - Development required for application to block pallets
  - Appropriate for select high volume locations
  - Drives continuous improvement methodology

Driving customer satisfaction to enhance shareholder value

CHEP™

Erskine Park Overview

CHEP™

Erskine Park – 1st Generation II Plant

- Incorporates "best in the world" technology from the Generation I global process library
- Breakthrough innovations in:
  - Automated In Line & Robotic Repair
  - Automated Pneumatic Nailing
  - Single booth Automated Digital Inspection
  - Robotic Stencilling
- Deliver step-change improvements in:
  - Safety
  - Platform quality
  - Operational flexibility & cost



Perfect Plant competencies


Zero Harm Programs
Global Plant Systems
Organisational Excellence
Global Plant Metrics
Equipment Reliability
Lean Manufacturing and Supply Chain
Six Sigma Process & Product Quality
Process Technology & Automation
Customer Value
PERFECT PLANT

- Delivering on our brand promise to deliver "superior customer value"
- Key customer value differentiators:
  - Paperless PDAs eliminate transaction discrepancies
  - Better truck flows and reduced waiting times
  - Improved, consistent platform quality
  - CHEP arranged transport = full service offer





Organisational excellence

- Rigid recruitment process modelled on learnings from high technology plants
- Significant training and development investment in employees
  - Creating a productive work culture
  - Six Sigma, Lean and continuous improvement training for all employees
- Team based organisation structure developed for a 7 day 24 hour operation





Comparative plant metrics

	Gen II	Rosehill
Capital (for Gen II facility)	US$4.5M (est.)	
Design Capacity – Erskine Park		
- Conditioning Volume (annual)	4.2M	3.4M
- Operating Hours/Days	24/7	24/5
Employees (per M conditionings)	10	22
Plant Cost per pallet conditioned		15%+

CHEP

Generation II – the road to continuous improvement

- Generation II is a step change technology move
- Key learnings are plentiful
  - Process variation
  - Flow buffering
- Automated Digital Inspection data will define our process entitlement and guide next Perfect Plant configurations
- Opportunity to validate, improve and then translate proven technology solutions which “change the game”
- Continuous improvement towards the goal of 10/10

CHEP

The tour – what you will see

Erskine Park Process Flow

1. Tipper Accumulator
2. Inspection
3. Automated Digital Inspection
4. Inline Repair
5. Disassembly Cell
6. Reassembly Cell
7. Nail Press
8. Stacker
9. Stack Painting
10. Stencilling
11. Overflow/Reject
12. PDAs


Automated Repair Cells
6
11
4
4
4
4
5
6
11
11
1
2
3
ADI
PDAs
12
Nail Press
7
10
9
8

CHEP

Visitor safety requirements

Adhering to the site rules is a condition of entry!

Rules for visitors are:

- Wear enclosed, flat shoes
- Wear Hi-vis vest, hearing protection and safety glasses
- Keep to designated walkways
- No smoking except in designated smoking areas
- Stay with your host at all times
- Obey all safety signs and instructions given by staff
- Report all incidents

CHEP

Site hazards

Major hazards in and around the Service Centre are:

- Trucks
  - Keep to designated walkways
- Forklifts
  - Always remain 6 metres from an operating forklift
  - Always make eye contact with the forklift driver before proceeding in front or behind their forklift
- Nails and splinters in timber
  - Do not step on timber
  - Do not handle timber without gloves
- Sparks and airborne debris from grinders
  - Always wear safety glasses



Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

recall™
Your Information. Securely Managed.



Recall Australia
Greystanes site visit

15 May 2007

Brambles



- **Store 16 million SCEs (Standard Carton Equivalents)**
- **Move 18 million cartons and files to and from Customers per year**
- **Collect 1.2 million Containers per year**
- **Recycle 34,000 Tonnes Paper per year**
- **Store 1 million Media Tapes and Cases**
- **Move 12 million Media Tapes and Cases to and from customers**
- **Store 36 million Imaged Pages ... scan 10 million documents and Data Enter 150 million Characters per year**

recall





Brisbane
Australasian Customer
CARE Centre
Over 1,600,000
transactions pa
Townsville
106,000 SCE
2,000 Tapes
50 Media Cases
Brisbane
2,206,000 SCE
72,000 Containers
3,100 TPA Paper
80,000 Tapes
5,000 Media Cases
Canberra
432,000 SCE
222,000 Containers
3,600 TPA Paper
35,000 Tapes
2,000 Media Cases
c.a.r.e.
Newcastle
76,000 SCE
28,000 Containers
1,800 TPA Paper
2,000 Tapes
50 Cases
Sydney
6,416,000 SCE
367,000 Containers
12,000 TPA Paper
550,000 Tapes
16,000 Media Cases
26M Hosted Images
7M Imaged Pages
Perth
1,731,000 SCE
32,000 Containers
1,600 TPA Paper
90,000 Tapes
5,000 Media Cases
Adelaide
1,702,000 SCE
50,000 Containers
2,800 TPA Paper
25,000 Tapes
3,000 Media Cases
Melbourne
4,547,000 SCE
175,000 Containers
10,000 TPA Paper
260,000 Tapes
10,000 Media Cases
3M Imaged Pages
Hobart
76,000 SCE
4,000 Tapes
140 Media Cases

recall

Recall is the market leader in Australia





Recall Australia
Revenue by Line of Business
DPS
15%
SDS
17%
DMSD
3%
DMSP
65%

Strong presence in all services ... now making good headway in DMS Digital

recall



Recall Australia
Customer Vertical



Banking 14%
Government 14%
Legal 8%
Insurance 6%
Finance 7%
Professional Services 7%
Accounting 5%
Mining / Exploration 5%
Telco 3%
Manufacturing / Industrial 4%
Other 27%

Well represented across industry sectors ... robust customer base

recall





Greystanes Information Centre

- Capacity constraints in Sydney
- Multiple facilities
  - Alexandria (1.7M SCEs)
  - Marrickville (700k SCEs)
  - Northmead (552K SCEs)
  - St Peters (38k)
- Consolidation improved efficiencies
  - Overheads, productivity, labour
  - Significant capacity /m^2 improvement
  - Step change in operating costs
- Integrate AUSDOC acquisition
- Best BVA outcome

recall





Purpose built facility

- Stage I building completed February 2006
- IC consolidation commenced July 2006
- Stage I – 4.4 million SCEs
- Stage II – 2.2 million SCEs
- World class fire and security systems
  - Separate "fire-rated" pods (racked areas)
  - In-rack sprinklers, VESDA (Early Smoke Detection) & high deluge roof detectors
  - CCTV & proxy card security access
- Purpose designed RAV (Racking Access Vehicle) Infrastructure installation
  - Significant reduction in manual handling
  - Focus on enhanced safety

recall



- 25 metre high building
- 3 separate, 4 hour fire-rated pods
- Stage I - 26 aisles
- Stage II - 32 aisles
- 144,000 cartons per aisle
- 14 RAVs (reduced from 29 order pickers)
- Spare capacity of 2.2m SCEs for growth
- Fully operational site
  - Processing over 4,000 activities per day



recall

- Average 12,000 items removed from shelves per day for Relocation
- 9 to 10 'Mezzanine Deck' semi trailers per day (1536 SCEs per load)
- 64 pallets per load
- Average 75k items put away each week since opening
- Staged infrastructure release (Jul '06, Sep '06, Nov '06, Dec '06, Feb '07)
- Approx 3.3m items currently in racks
- Audit Controls – Outbound & Scan to shelf

recall


SCEs into Greystanes
Marrickville
Northmead
Mitchell Road Interim
Alexandria
Greystanes Fill Rate
Emptying IC Rate SCE
Greystanes Fill Rate SCE (Line)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Exited Mitchell Rd Sep 06
Cells 10 &11 Alexandria exited at Oct 06
Cells 8 & 9 Alexandria exited Nov/Dec
Exited Northmead Jan 07
Cells 6 & 7 Alexandria exited Feb 07
Exited Marrickville Apr 07
Cells 5 & 4 Alexandria Exit May 07
Cell 3 Alexandria Exit June 07
80,000 ReFile to remain at Alexandria Jun 07

recall

Questions & Answers

recall

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

recall

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3 6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	129,930,231	17,746
		LSE	1,122,247	31,823
		Total	**131,052,478**	**49,569**
4	Total consideration paid or payable for the shares	ASX	$1,734,218,839	$241,168
		LSE	£6,216,629	£181,451

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.59	£5.7050
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.59	£5.6800
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.01	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 24,353 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,353
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,260 @ $0.00 per share 2,800 @ $4.74 per share 5,610 @ $5.63 per share 2,533 @ $6.09 per share 2,564 @ $8.20 per share 4,586 @ $10.41 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,424,966,383	Ordinary fully paid shares

{SLM 00027564}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,009,681	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00027564}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 May 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3 6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	129,760,258	169,973
		LSE	1,120,509	1,738
		Total	**130,880,767**	**171,711**
4	Total consideration paid or payable for the shares	ASX	$1,731,935,116	$2,283,723
		LSE	£6,206,883	£9,746

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.45	£5.6100
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.42	£5.5650
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.94	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027535}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	129,660,258	100,000
		LSE	1,104,775	15,734
		Total	**130,765,033**	**115,734**
4	Total consideration paid or payable for the shares	ASX	$1,730,594,066	$1,341,050
		LSE	£6,118,585	£88,298

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.48	£5.6200
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.40	£5.6000
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.86	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	129,463,774	196,484
		LSE	1,094,855	9,920
		Total	**130,558,629**	**206,404**
4	Total consideration paid or payable for the shares	ASX	$1,727,998,316	$2,595,750
		LSE	£6,063,886	£54,699

+ See chapter 19 for defined terms.

	Before previous day	Previous day

		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.28	£5.5200
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.13	£5.5100
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.86	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	128,952,949	510,825
		LSE	1,084,447	10,408
		Total	**130,037,396**	**521,233**
4	Total consideration paid or payable for the shares	ASX	$1,721,294,095	$6,704,221
		LSE	£6,007,215	£56,671

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.18	£5.4600
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.05	£5.4250
	date:	11-Dec-06	14-Mar-07	highest price allowed under rule 7.33:	$13.84	

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/5/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	128,482,949	470,000
		LSE	1,084,447	0
		Total	**129,567,396**	**470,000**
4	Total consideration paid or payable for the shares	ASX	$1,715,099,730	$6,194,365
		LSE	£6,007,215	£0

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.25	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.13	na
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.84	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	127,945,215	537,734
		LSE	1,084,447	0
		Total	**129,029,662**	**537,734**
4	Total consideration paid or payable for the shares	ASX	$1,708,018,688	$7,081,043
		LSE	£6,007,215	£0

+ See chapter 19 for defined terms.

	Before previous day	Previous day

5 If buy-back is an on-market buy-back

	Before previous day ASX	Before previous day LSE		Previous day ASX	Previous day LSE
highest price paid:	$13.87	£5.7400	highest price paid:	$13.25	na
date:	23-Feb-07	10-Apr-07			
lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.08	na
date:	11-Dec-06	14-Mar-07			
			highest price allowed under rule 7.33:	$13.85	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7/5/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 89,508 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027473}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	89,508
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027473}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	67,358 @ $7.08 per share 22,150 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,428,482,140	Ordinary fully paid shares

{SLM 00027473}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,399,888	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00027473}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 May 2007
(Company Secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	127,395,215	550,000
		LSE	1,084,447	0
		Total	**128,479,662**	**550,000**
4	Total consideration paid or payable for the shares	ASX	$1,700,759,788	$7,258,900
		LSE	£6,007,215	£0

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.27	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.15	na
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.88	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/5/07
Company secretary

Print name: Craig van der Laan de Vries

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027455}

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.22	£5.4250
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.09	£5.4250
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.89	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/5/07
Company secretary

Print name: Craig van der Laan de Vries

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 May 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 25,826 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027451}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,826
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027451}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,740 @ $5.63 per share 2,400 @ $6.09 per share 3,846 @ $8.20 per share 15,840 @ $10.41 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,429,623,452	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,942,694	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 May 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached an ASIC Form 484 Change to company details advising of the cancellation of 35,031,206 Brambles Limited shares pursuant to the buy-back of shares carried out on the ASX and LSE on the following dates:

Date	Number of Shares
23.03.2007	2,621
26.03.2007	611,595
26.03.2007	250,000
27.03.2007	3,434,318
27.03.2007	8,633
28.03.2007	11,426,246
28.03.2007	11,172
29.03.2007	396,781
29.03.2007	25,308
30.03.2007	1,224,074
30.03.2007	183,618
02.04.2007	1,339,275
02.04.2007	8,822
03.04.2007	2,154,785
03.04.2007	60,789
04.04.2007	1,758,662
04.04.2007	53,449
05.04.2007	908,064
05.04.2007	46,582
10.04.2007	1,023,333
10.04.2007	41,316
11.04.2007	1,484,984
11.04.2007	17,271
12.04.2007	1,431,830
12.04.2007	8,359
13.04.2007	1,968,477
13.04.2007	1,413
16.04.2007	2,649,344
16.04.2007	2,500,085

This form was lodged with ASIC on 27 April 2007.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{LJC 00027447}

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5225

Postal address
GPO BOX 4173
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 4 / 0 4 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required .	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	See details of	
	cancelled shares	
	on Annexure	
	marked "A"	

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

30/03/07
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure A of 1 page referred to in form 484

Craig van der Laan de Vries
Secretary

Date: 24/04/2007

Share Class Code	Number of Shares Cancelled	Amount Paid (cash or otherwise) A$
ORD	2,621	35,482.74
ORD	611,595	8,338,975.51
ORD	250,000	3,384,217.15
ORD	3,434,318	46,563,170.31
ORD	8,633	116,519.19
ORD	11,426,246	153,601,882.35
ORD	11,172	149,450.00
ORD	396,781	5,319,682.55
ORD	25,308	338,410.60
ORD	1,224,074	16,605,543.07
ORD	183,618	2,473,795.30
ORD	1,339,275	18,098,560.57
ORD	8,822	118,550.61
ORD	2,154,785	29,066,972.26
ORD	60,789	820,915.03
ORD	1,758,662	23,968,100.93
ORD	53,449	716,370.93
ORD	908,064	12,331,236.70
ORD	46,582	627,719.55
ORD	1,023,333	13,960,411.12
ORD	41,316	565,209.29
ORD	1,484,984	20,354,378.69
ORD	17,271	235,421.81
ORD	1,431,830	19,563,522.84
ORD	8,359	113,848.90
ORD	1,968,477	26,791,562.51
ORD	1,413	19,586.66
ORD	2,649,344	36,283,560.88
ORD	2,500,085	34,120,660.06

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 May 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027440}

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

			Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX	125,930,140	950,000
		LSE	1,077,971	0
		Total	**127,008,111**	**950,000**
4	Total consideration paid or payable for the shares	ASX	$1,681,549,083	$12,435,975
		LSE	£5,972,083	£0

+ See chapter 19 for defined terms.

END

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.18	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.03	na
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$13.94	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2/5/07
Company secretary

Print name: Craig van der Laan de Vries